
July 15, 2009

Mr. William Tay
President and Director
Empire Asia Resources Corp.
305 Madison Avenue, Suite 1166
New York, NY 10165

> **Re: Empire Asia Resources Corp.**
> **Amendment No. 1 to Form 10**
> **Filed June 30, 2009**
> **File No. 0-53682**

Dear Mr. Tay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 7

1. We note your response to our prior comment 7. Revise your disclosure to remove the phrases, "no assurance can be given" and "we have no assurances" from the second full paragraph on page 8, and the third full paragraph on page 10 respectively.

Financial Statements

Statement of Cash Flows, page 28

2. We note from your response to prior comment 11 and from your amended Form 10 filed June 30, 2009 that you revised your audited financial statements to reclassify the amount related to organizational start-up costs funded by the founding shareholder of the Company, as a financing activity. As such, please revise to label the statement of cash flows as restated, and provide the disclosures

required by SFAS 154, or tell us why you believe such disclosures are not required.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director